May 3, 2005



Mail Stop 0407


William T. Schleyer
Chairman and Chief Executive Officer
Adelphia Communications Corporation
5619 DTC Parkway
Greenwood Village, CO 80111

      Re:	Adelphia Communications Corporation
      	Form 10-K for December 31, 2003
      	Filed December 23, 2004
      	File No. 0-16014

Dear Mr. Schleyer:

      We have reviewed your filing and have the following comments.
Please respond to our comments within ten business days and, if applicable, comply with our comments in future filings. If you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

1. We note that you have not filed your Form 10-K for the year ended
December 31, 2004, or your quarterly reports on Form 10-Q for fiscal year 2004 and fiscal year 2005 to date. In your response letter, tell us when you intend to file these periodic reports. In addition, tell us whether your reporting subsidiaries will be filing the corresponding periodic reports. If the reports will be not filed, provide a detailed explanation of the reasons why each report will not be filed. If applicable, please tell us whether your reporting subsidiaries intend to terminate their Exchange Act registration and/or suspend their reporting obligations.

2. We note that, on April 20, 2005, Adelphia entered into definitive agreements with Time Warner NY Cable LLC and Comcast Corporation for the purchase of substantially all of Adelphia`s U.S. assets. In your response letter, please tell us whether the parties contemplate filing a registration statement or proxy statement with respect to the asset sale. We note that, pursuant to section 6.1 of the asset purchase agreement with Time Warner NY Cable LLC (as described in the
April 25, 2005 Form 8-K), the sale is conditioned on "a registration statement covering the offer and sale of the shares of [Time Warner]
Class A Common Stock to be issued in the transaction being declared effective." If so, provide us with an analysis as to how the parties expect Adelphia`s delinquent or incomplete Exchange Act filings will affect the adequacy and completeness of the disclosure in the registration statement and/or proxy statement. To the extent that the parties are expecting to rely on an exemption from the Securities
Act or Exchange Act, please identify the exemption and explain the expected basis for reliance on the exemption. To the extent that the parties are planning to seek no-action relief from the staff, please advise us of these plans.

Form 10-K for fiscal year ended December 31, 2003

Risk Factors, page 39

	Our cable systems are operated under franchises that are subject to no-renewal or termination, page 43

3. We note at page 43 that you have a number of franchises that had expired or for which timely notice of renewal was not provided as of
December 31, 2003. Tell us in your response letter why these franchises were not renewed in a timely manner and how this circumstance affects your determination that the franchises have an indefinite life under SFAS 142.

Item 8. Consolidated Financial Statements and Supplementary Data, page 102

      Note 3 - Summary of Significant Accounting Policies

	Intangible Assets

4. Tell us in your response letter how you determined that your customer relationships have an estimated useful life of ten years.


Impairment of Long-Lived Assets

5. We note that you defined your reporting units for purposes of goodwill impairment testing as your operating regions, which are the same as your operating segments. Tell us in your response letter how you applied the guidance in paragraph 30 of SFAS 142 and EITF Topic
D-101 in determining that the operating regions are the appropriate level for applying the impairment test. Also tell us whether you have aggregated multiple components into one reporting unit and, if so, your basis for such aggregation.

6. We note that your asset groups for purposes of testing long-lived assets for impairment consist of seven major metropolitan markets and numerous other asset groups in your geographically dispersed operations. In your response letter, explain how you define these groups and how these groups differ from your operating regions, which are your reporting units under SFAS 142. Tell us how you applied the guidance in SFAS 144 in identifying your asset groups.

7. We note that your units of accounting for your franchise rights are the same as the asset groupings used to test long-lived assets for impairment. Tell us in your response letter how you applied the guidance in EITF 02-7 in defining your units of accounting for purposes of testing franchise rights for impairment.

      Note 4 - Restatement of Consolidated Financial Statements

	Debt Issues

8. We note that you have presented interest expense on the co-borrowing debt net of amounts directly attributable to and expected to be collected from the Rigas Co-borrowing Entities. Tell us in your response letter your basis for presenting interest income as a reduction of interest expense, rather than presenting separately the full interest expense and the interest income.

      Note 5 - Recent Accounting Pronouncements

9. Tell us in your response letter the results of your analysis regarding whether you are the primary beneficiary for each of the Rigas Co-Borrowing Entities. Explain to us the nature of the operations of these entities, and tell us why you believe that your maximum exposure to future statement of operations loss as a result of your involvement with these entities is equal to the carrying value of your net advances to the Rigas Co-Borrowing Entities.

10. We note that you have identified 16 additional Rigas Family entities that could be variable interest entities. However, you have not applied the provisions of FIN 46-R to these entities due to your inability to verify the information that you possess with respect to these entities. Tell us in your response letter why you believe that you have made an exhaustive effort to obtain the information necessary to determine whether these entities are variable interest entities and, if so, whether you are the primary beneficiary, as required by paragraph 4.g. of FIN 46-R. Also tell us how you obtained the information that you currently possess with respect to these entities and describe the efforts that you have undertaken to verify the completeness and accuracy of the information. In addition, explain to us the nature of the operations of the 16 entities, and tell us why you believe that your maximum exposure to future statement of operations loss as a result of your involvement with these entities is equal to the carrying value of the net advances to these entities.

      Note 6 - Transactions with the Rigas Family and Rigas Family
Entities

11. We note that the caption "Amounts due from the Rigas Family
and
Rigas Family Entities, net" is reduced by your allowance for uncollectible amounts. Explain in your response letter whether this caption is also presented net of amounts payable to these related entities. If so, tell us how you have applied the guidance in FIN 39 in determining that this presentation is appropriate.

      Note 12 - Impairment of Long-Lived Assets

12. Describe for us in your response letter, and disclose in your critical accounting policies in future filings, the methodology and assumptions you used in determining the fair value of your franchise rights and goodwill for purposes of testing these assets for impairment. In addition, tell us what previously unrecognized intangible assets you have included in your goodwill impairment tests and how you valued these assets. Also, tell us the effect that the adoption of EITF Topic D-108 will have on your financial statements.

Item 9A.  Controls and Procedures, page 213

	Identification of Material Weaknesses and Reportable
Conditions

13. We note your statement that "PwC reported to management and the
Audit Committee the existence of material weaknesses, and the Company`s evaluation considered the findings of PwC." Please disclose the material weaknesses that PwC reported to management and the Audit Committee and clarify whether your list of material weaknesses and reportable conditions on pages 213-214 encompasses the material weaknesses identified by PwC.

	Changes in Internal Controls, page 215

14. We note your statement in the penultimate paragraph on page
216
that, "As a result, the Company`s disclosure controls and procedures and internal control over financial reporting may not prevent all errors or improper acts or ensure that all material information will be made known to appropriate management in a timely fashion" [emphasis added]. The second part of your statement appears to be inconsistent with your statutory requirement to maintain disclosure controls and procedures. See Rule 13a-15(e), which states that, "Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm to us in your response letter that your disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to your management as appropriate to allow timely decisions regarding required disclosure. In addition, please confirm that you will remove this qualification in future filings.

15. In future filings, please disclose any change, not just
"significant changes," in the internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the company`s internal control over financial reporting. See Item 308(c) of Regulation S-K.

* * * * *

       Please respond to these comments within ten business days or tell us in writing when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Hauber at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu at (202) 551-3372, Kathleen
Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810
with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

??

??

??

??

Adelphia Communications Corporation
Page 1 of 6